Exhibit 99.1

Bitfarms to Report Third Quarter 2023

Financial Results on Tuesday, November 7, 2023

TORONTO and BROSSARD, Québec, October 24, 2023 -- Bitfarms Ltd. (NASDAQ: BITF // TSX: BITF), a global vertically integrated Bitcoin mining company, will report its fiscal third quarter 2023 financial results on Tuesday, November 7, 2023, before the market opens.

Management will host a conference call on Tuesday, November 7, 2023, at 11:00 a.m. ET to review the financial results. Following management’s formal remarks there will be a question-and-answer session. Pre-submitted questions may be considered and interested parties may submit questions at investors@bitfarms.com through November 6, 2023.

Conference call access:

Participants are asked to pre-register for the call through the following link:
Q3 2023 Conference Call

Please note that registered participants will receive their dial in number upon registration and will dial directly into the call without delay. Those without internet access or unable to pre-register may dial in by calling: 1-866-777-2509 (domestic), or
1-412-317-5413 (international). All callers should dial in approximately 10 minutes prior to the scheduled start time and ask to be joined into the Bitfarms call.

The conference call will also be available through a live webcast found here:
Live Webcast

A webcast replay of the call will be available approximately one hour after the end of the call and will be available for one year, at the above webcast link. A telephonic replay of the call will be available through November 14, 2023, and may be accessed by calling 1-877-344-7529 (domestic) or 1-412-317-0088 (international) or Canada (toll free) 855-669-9658 and using access code 2148933. A presentation of the Q3 2023 results will be accessible on Tuesday, November 7, 2023, under the “Investors” section of Bitfarms’ website.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 11 farms, which are located in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Contact:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com